UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 26, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                                           Progress on share repurchase programme KPN and cancellation of shares, dated 26 June 2006.

Press release

Progress on share repurchase programme KPN and cancellation of shares	Date 26 June 2006

Number 047pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of 19 through June 23, 2006 3,150,000 of KPN shares were repurchased at an average price of EUR 8.69. Therewith approximately 44.0% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

On June 20, 2006 KPN concluded the cancellation of 60 million ordinary shares, repurchased from the Dutch Government on December 7, 2005. The cancellation process commenced upon approval at the Annual General Meeting of Shareholders of April 11, 2006. The current number of outstanding shares amounts to 2.091.360.370. Since October 2004, KPN has cancelled 403 million shares, representing 16,2% of the total number of outstanding shares.

Furthermore, KPN will repurchase 2.1 million KPN shares in the period from 26 through June 30, 2006 to cover the obligations from its management share remuneration plan. The repurchases will be executed in accordance with the terms in the mandate granted at KPN’s Annual General Meeting of Shareholders of April 11, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 27, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel